Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(millions of Chilean pesos – MCh$)

	Notes	31/12/2009	31/12/2008	1/1/2008
		(MCh$)	(MCh$)	(MCh$)
Assets
Cash and due from banks	5	110,331	81,326	68,706
Items in course of collection	5	95,796	117,703	53,453
Trading portfolio financial assets	6	76,156	85,105	152,847
Investments purchased under agreements to resell	7	51,970	50,514	55,438
Derivative financial instruments	8	126,140	209,482	34,055
Loans and receivables to banks	9	86,220	37,671	82,708
Loans and receivables to customers	10	4,915,706	4,881,790	3,900,207
Financial investments available-for-sale	11	737,162	576,478	41,366
Financial investments held-to-maturity	11	—	—	—
Investments in other companies	12	3,583	3,699	3,699
Intangibles	13	13,630	12,252	13,916
Fixed assets	14	55,212	51,231	47,588
Current income tax provision	15	—	6,488	5,554
Deferred income taxes	15	19,841	13,354	12,064
Other assets	16	87,712	76,886	59,018

Total assets		6,379,459	6,203,979	4,530,619

Liabilities
Current accounts and demand deposits	17	496,270	357,902	337,099
Items in course of collection	5	64,854	86,176	23,305
Investments sold under agreements to resell	7	465,513	351,471	100,078
Time deposits and saving accounts	17	3,316,045	3,350,742	2,410,769
Derivative financial instruments	8	114,703	195,608	34,237
Borrowings from financial institutions	18	362,403	492,606	358,582
Debt issued	19	935,219	765,172	702,426
Other financial obligations	19	26,853	47,394	29,850
Current income tax provision	15	7,831	—	—
Deferred income taxes	15	15,644	10,606	10,049
Provisions	20	53,118	33,204	30,953
Other liabilities	21	17,471	18,552	15,387

Total liabilities		5,875,924	5,709,433	4,052,735

Shareholders’ Equity:
Capital		326,038	324,039	314,398
Reserves		25,054	(2,178)	24,651
Valuation gains (losses)		(6,557)	1,018	(2)
Retained earnings:		159,000	171,667	138,837
Retained earnings from previous periods		116,445	113,312	164,361
Income for the period		85,109	86,510	—
Less: Accrual for mandatory dividends		(42,554)	(28,155)	(25,524)

		503,535	494,546	477,884
Minority Interest		—	—	—

Total Shareholders’ Equity		503,535	494,546	477,884

Total liabilities and shareholders’ equity		6,379,459	6,203,979	4,530,619

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(millions of Chilean pesos - MCh$)

	Notes	31/12/2009	31/12/2008
		(MCh$)	(MCh$)

Interest revenue and adjustments	24	314,115	560,893
Interest expense and adjustments	24	(120,727)	(346,717)

Net interest revenue and adjustments		193,388	214,176

Fees and income from services	25	53,128	54,885
Expenses from services	25	(9,867)	(12,813)

Fees and income from services, net		43,261	42,052

Trading and investment income, net	26	4,563	54,997
Foreign exchange gains (losses), net	27	49,635	(42,887)
Other operating revenue	32	5,087	7,833

Operating revenues		295,934	276,171

Provisions for loan losses	28	(68,855)	(54,996)

Net operating revenues		227,079	221,175

Personnel salaries expenses	29	(65,733)	(57,716)
Administration expenses	30	(44,592)	(54,651)
Depreciation and amortization	31	(6,310)	(6.832)
Impairment	31	(144)	(59)
Other operating expenses	32	(9,609)	(6,810)

Total operating expenses		(126,388)	(126,068)

Net operating income		100,691	95,107

Income attributable to investments in other companies	12	445	262

Income before income taxes		101,136	95,369
Income taxes	15	(16,027)	(8,859)

Net income		85,109	86,510

Attributable to:
Equity holders of the Bank		85,109	86,510
Minority interest		—	—

Earnings per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings per share	23	0.385	0.382
Diluted earnings per share	23	0.385	0.382

Jaime Del Solar Honorato Manager – Accounting	Mario Chamorro Carrizo Chief Executive Officer

BOARD OF DIRECTORS:

Chairman	Mr. Álvaro Saieh Bendeck
First Vice Chairman	Mr. Jorge Andrés Saieh Guzmán
Second Vice Chairman	Mr. Fernando Massú Tare
Directors	Mr. Fernando Aguad Dagach
Mr. Julio Barriga Silva
Mr. Brian O’Neill
Mr. Segismund Schulin-Zeuthen Serrano
Mr. Jorge Selume Zaror
Mr. Hernán Somerville Senn
Alternate Directors	Mr. Héctor Valdéz Ruiz
Mr. Juan Rafael Gutiérrez Ávila

SENIOR MANAGEMENT:

Chief Executive Officer	Mr. Mario Chamorro Carrizo
Division Manager - Retail Banking	Mr. Cristóbal Prado Fernández
Division Manager - Companies	Mr. Oscar Cerda Urrutia
Division Manager - Large Companies and Corporate	Mr. José Francisco Sánchez Figueroa
Division Manager - Banco Condell	Mr. Julio Henriquez Banto
Division Manager - International and Treasury	Mr. Pedro Silva Yrarrázaval
Division Manager - Operations and Technology	Mr. Armando Ariño Joiro
Division Manager - Planning and Control	Mr. Sergio Benavente Riobó
Division Manager - Human Resources and Development	Ms. Veronica Villarroel Molina
Division Manager - Legal Services	Mr. Cristián Canales Palacios
Division Manager - Commercial Credit Risk	Mr. Luis Morales Fernández
Division Manager - Companies Credit Risk	Mr. Fernando Valdivieso Larraín
Comptroller Manager (I)	Mr. José Manuel Mena Valencia

Additional Information

The complete financial statements, with their respective notes and the corresponding independent auditor’s report, are available on the website: www.corpbanca.cl and also at the institution’s offices.